Exhibit 99.1

GEHI Announces Receipt of NYSE Non-Compliance Letter

BEIJING, May 9, 2023 /PRNewswire/ — Gravitas Education Holdings, Inc. (NYSE: GEHI) (“GEHI” or the “Company”), a leading early childhood education service provider in China, today announced that it has received a letter dated May 8, 2023 (the “Letter”) from the New York Stock Exchange (the “NYSE”), notifying the Company that it is below compliance standards due to the Company’s total market capitalization and stockholders’ equity.

Pursuant to applicable NYSE continued listing standards, a company would be considered “below criteria” by the NYSE if its total market capitalization is less than US$50 million over a 30 trading-day period and its stockholders’ equity is less than US$50 million. A review of the current financial condition of the Company by the NYSE shows that, as of May 5, 2023, the Company’s 30 trading-day average market capitalization was approximately US$21.2 million and its last reported stockholders’ equity as of December 31, 2022, was approximately US$25.9 million. Accordingly, the Company is now subject to the procedures as set forth in Sections 801 and 802 of the NYSE Listed Company Manual and is required to respond within 90 days of the Letter with a business plan that demonstrates compliance with the continued listing standard within 18 months of receipt of the Letter. The business plan will be reviewed for final disposition by the Listings Operations Committee of the NYSE.

To address this issue, the Company intends to comply with the applicable procedures and is considering its options to regain compliance.

About Gravitas Education Holdings, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built itself into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. GEHI’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Gravitas Education Holdings, Inc., Investor Relations, E-mail: ir@geh.com.cn